Exhibit 99.1

January 27, 2014

STRICTLY CONFIDENTIAL

Special Committee of the Board of Directors

Bonds.com Group, Inc.

1500 Broadway, 31st Floor

New York, NY 10036

Dear Members of the Special Committee:

Long Ridge Equity Partners, LLC (“Long Ridge”) is pleased to submit, on behalf of one or more funds managed by us or our affiliates and on behalf of Mr. Michel Daher and one or more of his affiliates, a non-binding indication of interest (such non-binding indication of interest, the “proposal”) to acquire all the outstanding shares of capital stock of Bonds.com Group, Inc. (the “Company”), for a total equity value of the Company ranging from $15 million to $20 million, in cash, (the “Transaction”), on the terms and subject to the conditions outlined below.

We have spent considerable time working with our advisors to arrive at a fair and competitive value for the Company that is compelling for the Company and its stockholders. We believe your stockholders are aware of, and fully appreciate, the risks and challenges confronting the Company given its current competitive environment and financial condition, and will find the certainty in the value of our proposal to be highly attractive. We also are prepared to work with the Company to structure the Transaction to minimize the period to closing.

Background on Long Ridge Equity Partners

Founded in 2007, Long Ridge Equity Partners is a private investment firm focused on the financial services industry. Leveraging deep sector knowledge and an extensive network of industry resources, Long Ridge serves as a value-added partner to high-growth financial services businesses. Over the last decade, Long Ridge’s principals have sponsored some of the most successful growth companies in the financial sector, providing strategic resources and capital to drive profitable expansion. Long Ridge places a strong emphasis on partnership with management, focusing heavily on aligned incentives through equity participation.

No Financing Condition

Our proposal is not contingent on the receipt of financing by us as we have access to the funds required to complete the Transaction. The investment in the Company will be financed with committed equity provided by Long Ridge Equity Partners I and affiliates (including Mr. Michel Daher and other potential coinvestors from Long Ridge’s current LP base). Long Ridge Equity Partners I had its final close in February of 2013 with $100.0 million in capital commitments, of which 34% currently invested or committed.

1120 Avenue of the Americas ■ Suite 1807 ■ New York, New York 10036 ■ (212) 951-8651

Management

To ensure the success of the Transaction, we are strongly committed to drawing on the strength and depth of the team at the Company. We have the highest respect for the quality of the Company’s employees and believe that a significant portion of the Transaction value is represented by the talented employees that would continue to work for the Company going forward.

Transaction Process and Timing

We are committed to move forward with this Transaction as expeditiously as possible and are prepared to commit significant time and resources to work with you and your advisors to discuss all aspects of our proposal, complete our due diligence and commence the negotiation of definitive transaction documentation. We expect to be able to minimize management time and business distraction and complete our due diligence in an expeditious manner. We expect to complete our due diligence review within four weeks. Key due diligence activities to include the following:

(a)	Additional meetings with Company management and key personnel

(b)	Further analysis on the Company’s performance, competitive landscape, customers and technology

(c)	Reference calls with the Company’s key clients

(d)	Financial/accounting due diligence

(e)	Legal due diligence

We are working with Haynes and Boone, LLP, as our outside counsel, and KPMG, as our accounting and tax advisor.

Required Approvals

Long Ridge does not require any approvals other than the consent of its internal investment committee (which consists of Jim Brown and Kevin Bhatt). Other than regulatory approvals in connection with the Company’s status as broker dealer, we believe that the proposed combination should not encounter any significant regulatory issues.

Indication of Interest

This letter and our proposal constitute a preliminary, non-binding indication of interest to acquire the outstanding capital stock of the Company, and our proposal is being submitted based on the understanding that it is not an offer that is capable of being accepted and that there will be no binding agreement between us or any commitment or obligation on either party with respect to the proposal or a possible transaction, unless and until a definitive agreement is executed by us and the Company. We reserve the right to discontinue discussions regarding, and withdraw, our proposal at any time. Our proposal is subject to customary conditions, including, among other things, our satisfaction with the results of due diligence in our sole discretion and the negotiation of mutually satisfactory definitive documentation.

Our team is very focused on delivering the best possible execution on this Transaction, and we look forward to discussing this opportunity with you further. If you have any questions regarding our proposal, please do not hesitate to contact either of the following individuals:

Jim Brown, Partner	Marwan Khoueiry, Associate
Long Ridge Equity Partners	Long Ridge Equity Partners
1120 Avenue of the Americas	1120 Avenue of the Americas
New York, NY 10036	New York, NY 10036
(212) 951-8602	(212) 951-8693
jbrown@lrepllc.com	mkhoueiry@lrepllc.com

We appreciate that you will want to consider our proposal carefully, but we do request that you respond to our proposal as soon as possible.

Sincerely yours,

Acknowledged and agreed on behalf of Long Ridge Equity Partners:

By:	/s/ Kevin Bhatt
Name:	Kevin Bhatt
Title:	Partner

3